EIGER TECHNOLOGY, INC.

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2007
with
Comparative figures as at September 30, 2006
and
For the six months ended March 31, 2007 and 2006

Unaudited, prepared by Management
(Stated in Canadian Dollars)

The unaudited interim consolidated financial statements of Eiger Technology, Inc. (the "Company") have not been reviewed by the auditors of the Company. This notice is being provided in accordance with section 4.3(3)(a) of the National Instrument 51-102 Continuous Disclosure Obligations.

EIGER TECHNOLOGY, INC.
Consolidated Balance Sheet

	March 31	September 30
	2007	2006
	(Unaudited)	(Unaudited)
	$	$
Assets

Current
Cash and Marketable Securities	177,000	102,000
Accounts Receivable	322,000	262,000
Prepaid Expenses	11,000	34,000
Income Tax Recovery	-	7,000

	510,000	405,000

Equity Investment	2,666,000	3,372,000
Property and Equipment	56,000	62,000
Advance to Corporations	2,046,000	2,079,000
Licensing Rights	1,479,000	1,479,000

	6,757,000	7,397,000

Liabilities and Shareholders' Deficit

Current
Accounts Payable and Accrued Charges	633,000	1,077,000

Non-Controlling Interests in Subsidiaries	7,468,000	6,789,000

Shareholders' Deficit
Share Capital (Note 4)	43,839,000	43,839,000
Stock-Based Compensation	1,264,000	1,264,000
Accumulated Deficit	(46,447,000)	(45,572,000)

	(1,344,000)	(469,000)

	6,757,000	7,397,000

On Behalf of the Board:

"John Simmonds"	Director
John Simmonds

"Jason Moretto"	Director
Jason Moretto

EIGER TECHNOLOGY, INC.
Consolidated Statement of Operations and Deficit

For the period ended March 31	2007	2007	2006	2006
	Current Quarter	Year-to-Date	Current Quarter	Year-to-Date
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	$	$	$	$

Revenues	-	-	-	-

Cost of Revenues	-	-	-	-

Gross Profit	-	-	-	-

Expenses
Selling, General and Administrative	206,000	399,000	167,000	334,000
Amortization of Property and Equipment	3,000	6,000	4,000	8,000
Interest and Bank Charges	1,000	1,000	1,000	1,000

	210,000	406,000	172,000	343,000

Income (Loss) from Operations	(210,000)	(406,000)	(172,000)	(343,000)

Other Income
Interest income (expense)	-	-	-	-
Earnings (Loss) from Equity Investments	74,000	74,000	-	-
Gain (Loss) on Sale of Investment in Subsidiary	(569,000)	(569,000)	-	-
	(495,000)	(495,000)	-	-

Earnings (Loss) from Continuing Operations
Before Income Taxes	(705,000)	(901,000)	(172,000)	(343,000)
Provision (Recovery) of Income Taxes	5,000	5,000	-	-

Earnings (Loss) from Continuing Operations	(710,000)	(906,000)	(172,000)	(343,000)

Stock-Based Compensation	-	-	-	9,000
Non-Controlling Interests	5,000	31,000	24,000	(32,000)

Net Earnings (Loss)	(705,000)	(875,000)	(148,000)	(320,000)

Retained Earnings (Deficit), Beginning of Period	(45,742,000)	(45,572,000)	(44,978,000)	(44,806,000)

Retained Earnings (Deficit), End of Period	(46,447,000)	(46,447,000)	(45,126,000)	(45,126,000)

Earnings (Loss) Per Weighted Average Number of Shares Outstanding - Basic and Diluted:

Continuing Operations	(0.02)	(0.02)	0.00	(0.01)

Net Earnings (Loss)	(0.02)	(0.02)	0.00	(0.01)

Weighted Average Number of Shares Outstanding - Basic and Diluted:

	38,819,054	38,819,054	38,819,054	38,819,054

EIGER TECHNOLOGY, INC.
Consolidated Statement of Cash Flows

For the period ended March 31	2007	2007	2006	2006
	Current Quarter	Year-to-Date	Current Quarter	Year-to-Date
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	$	$	$	$

Cash Flows from Operating Activities:
Net Earnings (Loss) for the Period	(705,000)	(875,000)	(148,000)	(320,000)
Adjustments for:
Stock-Based Compensation	(441,000)	(441,000)	-	9,000
Amortization	3,000	6,000	4,000	8,000

	(1,143,000)	(1,310,000)	(144,000)	(303,000)
Changes in Non-Cash Working Capital:
Accounts Receivable	(112,000)	(60,000)	(96,000)	169,000
Prepaid Expenses	21,000	23,000	(100,000)	(154,000)
Income Tax Recovery	12,000	7,000	-	-
Advances to Corporations	(2,015,000)	33,000	-	-
Accounts Payable	(423,000)	(444,000)	(95,000)	(476,000)
Other Payable	(587,000)	(699,000)	18,000	36,000
Deferred Revenue	(700,000)	(458,000)	10,000	401,000

	(4,947,000)	(2,908,000)	(407,000)	(327,000)

Cash Flows from Investment Activities:
Equity Investments	(2,666,000)	706,000	-	-
Sale (Purchase) of Property and Equipment	863,000	924,000	(50,000)	(23,000)
Goodwill and Other Assets	-	-	20,000	20,000

	(1,803,000)	1,630,000	(30,000)	(3,000)

Cash Flows from Financing Activities:
Long-Term Debt	-	-	(26,000)	(82,000)
Non-Controlling Interests	6,847,000	1,353,000	771,000	733,000

	6,847,000	1,353,000	745,000	651,000

Net Increase (Decrease) in Cash	97,000	75,000	308,000	321,000

Cash and Cash Equivalents - Beginning of Period	80,000	102,000	46,000	33,000

Cash and Cash Equivalents - End of Period	177,000	177,000	354,000	354,000

EIGER TECHNOLOGY, INC.
Notes to the Consolidated Financial Statements
For the six months ended March 31, 2007

1. Organization and Nature of Business:

Eiger Technology, Inc. (the "Company" or "Eiger") was originally incorporated as Alexa Ventures Inc.
on September 8, 1986 under the laws of British Columbia. Currently, the Company is in good standing, operating under the laws of Ontario. The Company is listed as an issuer on the TSX.

2. Significant Accounting Policies:

These interim financial statements have been prepared using the same accounting principles and the same methods of application as were used in the preparation of the Company's annual financial statements for the year ended September 30, 2006. However, Eiger's interest in Newlook decreased from
85% to 42% during the quarter, resulting in Eiger changing its accounting for Newlook from consolidation to equity accounting. As such, figures including September 30, 2006 balance sheet amounts have been revised for comparative purposes. These interim financial statements may not contain all of the disclosures necessary to be fully in accordance with Canadian generally accepted accounting principles, and should, therefore, be read in conjunction with the annual financial statements for the year ended
September 30, 2006.

3. Going Concern:

The accompanying consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and contingencies in the normal course of operations. The
Company's ability to continue as a going concern is dependent upon the Company's ability to raise additional capital, to increase sales and sustain profitable operations. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due. The Company believes that future shares issuance and certain sales related efforts will provide sufficient cash flow for it to continue as a going concern in its present form, however, there can be no assurances that the Company will achieve such results. Accordingly, the consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

4. Share Capital:

Authorized: 100,000,000 Common Shares without par value.

Issued: 38,819,054 Common Shares.

Stock Options Issued: 3,556,000 Options.